

March 19, 2025

A LETTER TO THE SHAREHOLDERS OF AUTODESK, INC.

Dear Fellow Shareholders,

As you know, Starboard Value LP (together with its affiliates, "Starboard" or "we") is a large shareholder of Autodesk, Inc. ("Autodesk", "ADSK", or the "Company"), with an ownership stake valued at more than $500 million. As we have outlined in our public letters and presentation and discussed with many of you over the last year, our goal is to see Autodesk perform up to its potential.

We invested in Autodesk based upon our belief that the Company is among the highest-quality subscription-based software businesses in the world, but one that has severely underperformed its true underlying potential. Autodesk's long history of financial and operational underperformance – best characterized by subpar profitability and consistently missed Investor Day targets – has led to a severe lack of management credibility and significant shareholder frustration.

Shareholders' concerns regarding Autodesk were heightened by last year's Audit Committee investigation, which apparently found that the Company intentionally misled shareholders regarding its billings practices as it manipulated free cash flow in an attempt to meet certain financial targets.[1] Moreover, the decision made by the Board of Directors (the "Board") to not impose any true consequences for those involved in these deceptive practices raised further concerns regarding the Company's governance and oversight practices. Taken together, these issues – subpar profitability, missed Investor Day targets, misleading disclosures, and poor governance and oversight – suggest that Autodesk is plagued by a stunning lack of accountability to shareholders from management and the Board. (These issues are outlined in detail in our August 2024 presentation.)

Regrettably, for the vast majority of our engagement to date, we believe Autodesk has been quick to dismiss shareholders' concerns, claiming instead that the Company is performing according to plan and governed appropriately. However, the stock market provides the ultimate scorecard: Autodesk's share price has meaningfully underperformed over the long-term.

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[1] https://investors.autodesk.com/news-releases/news-release-details/autodesk-reports-results-audit-committee-investigation-provides

Relative Total Shareholder Returns Prior to Starboard's Involvement



27%
21%
6%
~21pts BELOW
73%
61%
32%
~42pts BELOW
40%
13%
(19%)
~60pts BELOW
98%
61%
1%
~97pts BELOW
166%
100%
43%
~123pts BELOW
229%
123%
63%
~166pts BELOW
362%
213%
113%
~249pts BELOW
1-Year(1)
2-Year(2)
3-Year(3)
4-Year(4)
5-Year(5)
6-Year(6)
7-Year(7)
Dow Jones US Software
S&P North American Technology Software
Autodesk

Source: Bloomberg. (1) Represents TSR from 06/14/23 to 06/14/24. (2) Represents TSR from 06/14/22 to 06/14/24. (3) Represents TSR from 06/14/21 to 06/14/24. (4) Represents TSR from 06/14/20 to 06/14/24. (5) Represents TSR from 06/14/19 to 06/14/24. (6) Represents TSR from 06/14/18 to 06/14/24. (7) Represents TSR from 06/19/17 to 06/14/24. Indices are being shown for illustrative and comparison purposes only.

More recently, after months of engagement with us, feedback from other shareholders, and ahead of a looming deadline for shareholder nominations of director candidates, Autodesk has begun to take some actions – namely a 9% workforce reduction – that would suggest the Company recognizes there is room for improvement. While these actions are a step in the right direction, substantial questions remain about the financial impact of these actions and how much benefit will ultimately be recognized in FY2026 and beyond.

Despite repeated attempts to gain clarity on these questions, the Company has indicated shareholders will have to wait until an Investor Day to be held in the third quarter of this year[2], which is notably after the scheduled date of the Company's 2025 Annual Meeting of Stockholders ("2025 Annual Meeting").

Given these unanswered questions, as well as ongoing concerns regarding the Board's willingness to hold management accountable for delivering improved financial results, we intend to nominate directors for election at the Company's 2025 Annual Meeting. As has been the case since our engagement began, we hope to work constructively with Autodesk to reach a mutually agreeable solution.

We Believe There is a Substantial Margin Improvement Opportunity at Autodesk

As mentioned above, we believe Autodesk is a high-quality business with an unrivaled market position. Autodesk's best-in-class business quality is reflected in its best-in-class adjusted gross margins. In addition to its leading market position, which affords the Company significant pricing

[2] Source: Q4 FY2024 earnings call transcript.

power, Autodesk's gross margins also benefit from a business mix favoring software over services and an underlying technology stack that enables low cost of delivery.

CY2025E Adjusted Gross Margins



93%
92%
90%
89%
83%
83%
82%
82%
80%
79%
69%
Peer Median: 82%
ADSK
ANSS
ADBE
CDNS
SNPS
PTC
INTU
NOW
CRM
WDAY
MSFT
Design Software Peers
Other Scaled Software Peers

Source: Capital IQ, Bloomberg. Market data as of March 17, 2025.
Starboard has identified ADBE, ANSS, CDNS, CRM, INTU, MSFT, NOW, PTC, SNPS, and WDAY as the relevant peer set for comparison with ADSK. Starboard believes these provide appropriate peer comparisons. This presentation is a determination that is subject to a certain degree of subjectivity. As the full universe of potential peers is not listed here, the comparisons made herein may differ materially if other firms had been included.

Despite the Company's market-leading position, Autodesk spends significantly more than a wide range of scaled software peers on operating expenses. As illustrated below, Autodesk spends more than 1,000bps more than peers on operating expenses.

CY2025E Operating Expenses as a Percentage of Revenue



56%
51%
51%
47%
46%
45%
44%
42%
42%
42%
24%
Peer Median: 44%
ADSK
WDAY
NOW
ANSS
CRM
CDNS
ADBE
SNPS
PTC
INTU
MSFT
Design Software Peers
Other Scaled Software Peers

Source: Capital IQ, Bloomberg. Market data as of March 17, 2025.
Starboard has identified ADBE, ANSS, CDNS, CRM, INTU, MSFT, NOW, PTC, SNPS, and WDAY as the relevant peer set for comparison with ADSK. Starboard believes these provide appropriate peer comparisons. This presentation is a determination that is subject to a certain degree of subjectivity. As the full universe of potential peers is not listed here, the comparisons made herein may differ materially if other firms had been included.

As a result of the Company's bloated cost structure, the Company is expected to have adjusted operating margins below peers, despite having the highest adjusted gross margins of the group.


CY2025E Adjusted Operating Margins
46%
45%
45%
44%
41%
41%
40%
36%
34%
31%
28%
Peer Median: 41%
ADBE
ANSS
MSFT
CDNS
PTC
SNPS
INTU
ADSK
CRM
NOW
WDAY
Design Software Peers
Other Scaled Software Peers

Source: Capital IQ, Bloomberg. Market data as of March 17, 2025.
Starboard has identified ADBE, ANSS, CDNS, CRM, INTU, MSFT, NOW, PTC, SNPS, and WDAY as the relevant peer set for comparison with ADSK. Starboard believes these provide appropriate peer comparisons. This presentation is a determination that is subject to a certain degree of subjectivity. As the full universe of potential peers is not listed here, the comparisons made herein may differ materially if other firms had been included.

We believe Autodesk can, and should, be targeting substantial adjusted operating margin improvement and, ultimately, best-in-class profitability. In our view, Autodesk's path to improved profitability should have two drivers: higher incremental margins on revenue growth and a net reduction in costs.

Given the Company's scale and high gross margins, we believe Autodesk should be targeting best-in-class incremental operating margins. However, as shown below, Autodesk's projected underlying incremental margins compare poorly to peers when adjusting for the estimated impact of the workforce reduction.


Consensus Incremental Margins (CY2024A - CY2026E)
57%
55%
53%
48%
47%
47%
46%
46%
45%
38%
36%
Peer Median: 47%
PTC
SNPS
CDNS
ANSS
INTU
CRM
MSFT
WDAY
ADBE
ADSK[1]
NOW
Design Software Peers
Other Scaled Software Peers

	PTC	SNPS	CDNS	ANSS	INTU	CRM	MSFT	WDAY	ADBE	ADSK[1]	NOW
CY24-26 Revenue CAGR:	*10%*	*14%*	*12%*	*9%*	*12%*	*9%*	*13%*	*13%*	*10%*	*8.5%*[2]	*19%*
CY24 Gross Margin:	*83%*	*83%*	*89%*	*92%*	*82%*	*80%*	*69%*	*79%*	*90%*	*93%*	*82%*

Source: Capital IQ, Bloomberg, and public filings. Market data as of March 17, 2025. (1) Adjusted to exclude impact of new transaction model and estimated benefit of workforce reduction to determine underlying incremental margins. (2) Excludes the benefit associated with the new transaction model and assumes CY2026 underlying growth consistent with CY2025.
Starboard has identified ADBE, ANSS, CDNS, CRM, INTU, MSFT, NOW, PTC, SNPS, and WDAY as the relevant peer set for comparison with ADSK. Starboard believes these provide appropriate peer comparisons. This presentation is a determination that is subject to a certain degree of subjectivity. As the full universe of potential peers is not listed here, the comparisons made herein may differ materially if other firms had been included.

In our view, Autodesk can generate at least 55% incremental adjusted operating margins on revenue growth moving forward, which would drive significant operating leverage. We believe this target leaves sufficient room for the Company to absorb standard increases in employee costs. Autodesk's incremental gross margins are above 90%, and we estimate the incremental cost to book new revenue to be approximately 20% to 25% of revenue, meaning that this target provides a cushion of 10% to 15% of revenue for absorbing cost increases and other spending. As such, we believe 55% incremental margins are a prudent target given Autodesk's unit economics on every incremental dollar of revenue.

In addition to higher incremental margins, we also believe Autodesk's path to improved profitability should incorporate a large net reduction in operating expenses. As such, we were initially encouraged to see the Company announce a 9% workforce reduction in conjunction with its most recent earnings report. While this action came after significant external pressure over the last year, it initially appeared as if Autodesk was finally beginning to take actions to address the significant margin improvement opportunity outlined above. However, upon deeper inspection, shareholders are left with many unanswered questions about the Company's profitability outlook.

We Believe Autodesk's FY2026 Guidance Does Not Make Sense in Light of the 9% Workforce Reduction

On February 27, 2025, Autodesk reported Q4 FY2025 earnings and concurrently provided FY2026 guidance, which calls for underlying adjusted operating margins in the range of 39% to 40%, an increase of 240bps at the midpoint from FY2025 adjusted operating margins of 37.1%.[3] On the surface, the Company's FY2026 guidance appears to be a welcome step in the right direction. However, upon further scrutiny, the FY2026 guidance has caused significant confusion among investors.

First and foremost, the Company's FY2026 margin guidance must be viewed in the context of the recently announced reduction-in-force, which affects approximately 1,350 employees. Based upon annual cash cost per employee in the range of $150,000 to $200,000, we estimate the announced workforce reduction alone should result in gross annual savings of approximately $200 million to $270 million, which would represent approximately 360bps of margin improvement.[4]

In addition, Autodesk management noted the Company expects underlying revenue growth this year of approximately 8.5%, or $521 million of incremental revenue compared to last year. Given the Company's industry-leading gross margins of 93% and high fixed cost base, we believe the Company should generate incremental margins of at least 55%, which would imply $290 million in incremental adjusted operating profit and drive an additional approximately 140bps of margin improvement.

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[3] Reflects Adjusted Operating Margins on constant currency basis and adjusted for the new transaction model.

[4] Based upon average annual cash cost per employee of $150,000 to $200,000. Percentage of revenue based upon the midpoint of the Company's FY2026 underlying revenue growth guidance, as reported in the Company's Q4 FY2025 earnings presentation, which implies FY2026 revenue of $6,652 million adjusted for the new transaction model.

Taken together, we believe the workforce reduction and operating leverage on revenue growth should generate approximately 500bps of margin improvement this year at Autodesk. However, recall that the Company's recently provided financial guidance only calls for 240bps of margin improvement. This begs the question: why is the Company's FY2026 guidance of 240bps of underlying margin improvement only half of what we estimate the margin improvement this year should be?

Adj. Operating Margin Bridge: FY2025 to FY2026



37.1%
3.6%
1.4%
42.1%
???
(2.6%)
39.5%
FY2025 Underlying Adj. Operating Margin
Workforce Reduction Benefit
Incremental Margin
Potential FY2026 Adj. Operating Margin
Incremental Spending
FY2026 Underlying Adj. Operating Margin

Source: Public company filings and Starboard research and estimates.

Unfortunately, it appears that the answer is either the Company is not realizing a significant portion of the savings from the workforce reduction, or the Company is not generating the appropriate incremental margins on its underlying revenue growth, or more likely, a combination of the two.

Based on our conversations with shareholders, we believe the lack of clarity on the net savings from the workforce reduction and operating leverage on revenue growth has been a focal point for investors. We have repeatedly attempted to seek answers from management, but to no avail. Absent any helpful answers from the Company, shareholders can only assume that the Company is significantly increasing spending in other areas and offsetting the margin improvement that should result from the workforce reduction and revenue growth.

We believe Autodesk should be realizing significantly more margin improvement this year than is currently being forecast by the Company. This topic is of vital importance, as it will set the baseline for future margin improvement beyond the current year. Moving forward from this baseline, Autodesk should generate stable revenue growth and incremental margins of at least 55%. With those incremental margins and expected annual underlying revenue growth of approximately 8.5%, Autodesk's adjusted operating margin should increase by approximately 130bps per year on average for each of the following years.[5] As such, we believe it is critical to begin at the right

[5] Represents the average annual adjusted operating margin improvement from FY2025 to FY2028 assuming 8.5% underlying revenue growth and 55% incremental margins.

starting point and then grow adjusted operating margins from that level by remaining disciplined to realize appropriate incremental margins on revenue growth.

We Believe the Company Should Target 45% Underlying Adjusted Operating Margins by FY2028

As we look forward to the Company's Investor Day in Q3, we want to be abundantly clear regarding our expectations. We believe Autodesk should be targeting best-in-class underlying adjusted operating margins of approximately 45% (or 41% to 42% post-new transaction model), and we believe there is a clear path to achieve these margins by FY2028.

We believe Autodesk can achieve these targets through approximately $350 million of net cost savings and 55% incremental margins on consistent revenue growth expectations. We estimate that doing so would enable the Company to generate adjusted operating income of approximately $3.5 billion in FY2028, as shown below, which would equate to approximately 45% underlying adjusted operating margins.

Operating Profit Bridge: FY2025 to FY2028



($ millions)
FY2028 Revenue $7,831
(-) FY2025 Revenue (6,131)
Incremental Revenue $1,700
(x) Incremental Margin 55.0%
Incremental Op. Profit $935
Autodesk should have already realized the bulk of these savings through the 9% RIF
$2,231
$350
$935
$3,516

	FY2025 Actuals	Net Cost Savings	Incremental Margin	FY2028E
Underlying Revenue	$6,131(1)	$6,131	$7,831(2)	$7,831(2)
Adj. Op. Profit	$2,231(1)	$2,581	$3,516	$3,516
Underlying Adj. Op. Margin %	37%(1)	42%	45%	45%

Source: Starboard research and estimates.
(1) Net sales and Adjusted Operating Profit as reported by the Company in its Q4 FY2025 earnings presentation. Underlying Adjusted Operating Margin adjusted to exclude the impact of the new transaction model and FX. Reported Adjusted Operating Margin of 36.4%.
(2) Conservatively assumes 8.5% annualized underlying revenue growth, although we believe the Company can deliver higher annualized underlying revenue growth through FY2028.

We believe achieving a best-in-class financial profile is achievable for Autodesk and would lead to significant value creation.

<u>We Believe Board Change Is Needed to Ensure Accountability for Value Creation</u>

As outlined above, the cornerstone of the financial improvement opportunity at Autodesk is discipline and accountability. We believe management needs to balance revenue growth with appropriate incremental margins to drive substantially higher profitability. This improved financial profile can be achieved through a proper and rigorous budgeting process, which requires improved governance and oversight mechanisms to ensure accountability for delivering results. Given Autodesk's poor historical performance and the Board's precedential unwillingness to hold management accountable, we do not have confidence that maintaining the status quo will result in a different outcome, and we believe other shareholders share our concerns. As such, we believe Board change is necessary at Autodesk, and we intend to nominate a minority slate of experienced director candidates for election at the 2025 Annual Meeting.

We remain open to engaging with Autodesk to reach a constructive solution. We look forward to continuing our discussions with our fellow shareholders in the coming weeks and months.

Sincerely,

Jeffrey Smith
Managing Member
Starboard Value LP